UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Hess Midstream LP

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

428103105

(CUSIP Number)

Global Infrastructure Management LLC

Attention: Julie Ashworth

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428103105	13D	Page 1 of 7 pages

1	Name of Reporting Person GIP II Blue Holding, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 45,489,539
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 45,489,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,489,539
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 33.4%
14	Type of Reporting Person PN

CUSIP No. 428103105	13D	Page 2 of 7 pages

1	Name of Reporting Person GIP Blue Holding GP, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 45,489,539
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 45,489,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,489,539
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 33.4%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 3 of 7 pages

1	Name of Reporting Person Global Infrastructure GP II, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 45,489,539
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 45,489,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,489,539
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 33.4%
14	Type of Reporting Person PN

CUSIP No. 428103105	13D	Page 4 of 7 pages

1	Name of Reporting Person Global Infrastructure Investors II, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 45,489,539
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 45,489,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,489,539
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 33.4%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 5 of 7 pages

Explanatory Note

This Amendment No. 19 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the “Statement”), relating to the Class A Shares representing limited partner interests (the “Class A Shares”) of Hess Midstream LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

September 2024 Repurchase Agreement

On September 9, 2024, the Issuer, HESM Opco, Hess Investments and Blue Holding entered into a Unit Repurchase Agreement (the “September 2024 Repurchase Agreement”), pursuant to which HESM Opco agreed to purchase from Hess Investments and Blue Holding 1,061,782 and 1,761,480 Opco Class B Units, respectively (the “Repurchased Units”), for an aggregate purchase price of approximately $100 million, or $35.42 per unit (the “September 2024 Repurchase Transaction”).

On September 11, 2024, pursuant to the terms of the September 2024 Repurchase Agreement, the September 2024 Repurchase Transaction closed. As a result, HESM Opco purchased and cancelled the Repurchased Units, and the Issuer cancelled, for no consideration, an equal number of Class B Shares held by Hess Investments and Blue Holding, respectively, in accordance with Section 5.5(e) of the Amended Opco Partnership Agreement.

Class B Share Distribution Agreement

In connection with the September 2024 Repurchase Transaction, on September 11, 2024, New HESM GP LP, New HESM GP LLC, HIP GP LLC, Hess Investments and Blue Holding, L.P. entered into a distribution agreement (the “September 2024 Distribution Agreement”) pursuant to which New HESM GP LP distributed 3,522,960 Class B Shares to HIP GP LLC. HIP GP LLC then immediately distributed 1,761,480 Class B Shares to each of Hess Investments and Blue Holding.

The above description of the September 2024 Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth the aggregate number of Class A Shares and percentage of Class A Shares outstanding beneficially owned by each of the Reporting Persons, as well as the number of Class A Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 91,421,383 Class A Shares outstanding as of July 31, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 8, 2024.

CUSIP No. 428103105	13D	Page 6 of 7 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
GIP II Blue Holding, L.P.	45,489,539	33.4%	0	45,489,539	0	45,489,539
GIP Blue Holding GP, LLC	45,489,539	33.4%	0	45,489,539	0	45,489,539
Global Infrastructure GP II, L.P.	45,489,539	33.4%	0	45,489,539	0	45,489,539
Global Infrastructure Investors II, LLC	45,489,539	33.4%	0	45,489,539	0	45,489,539

New HESM GP LP is the record holder of 898,000 Class A Shares. HIP GP LLC is the sole member of New HESM GP LLC, which is the general partner of New HESM GP LP. HIP GP LLC is a 50/50 joint venture between Hess Investments and Blue Holding. As such, each of the foregoing entities may be deemed to beneficially own the securities held of record by New HESM GP LP.

In addition, Blue Holding is the record holder of 44,591,539 Opco Class B Units, which may be redeemed for Class A Shares on a one-for-one basis at the option of the holder.

Blue Holding GP is the general partner of Blue Holding and Blue Holding Partnership. Global GP is the sole member of Blue Holding GP. Global Investors is the sole general partner of Global GP. As a result, each of Blue Holding GP, Global GP and Global Investors may be deemed to share beneficial ownership of the Opco Class B Units held of record by Blue Holding.

(c)	Except as described in Item 4, none of the Reporting Persons nor Related Persons has effected any transactions in the Class A Shares or Opco Class B Units during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the September 2024 Repurchase Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit Number*	Description

19	Unit Repurchase Agreement, dated as of September 9, 2024, by and among Hess Midstream Operations LP, Hess Midstream LP, Hess Investments North Dakota LLC and GIP II Blue Holding, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 11, 2024).

CUSIP No. 428103105	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2024

GIP II BLUE HOLDING, L.P.
By: GIP Blue Holding GP, LLC, its general partner

By:	/s/ William Brilliant
Name:	William Brilliant
Title:	Manager

GIP BLUE HOLDING GP, LLC

By:	/s/ William Brilliant
Name:	William Brilliant
Title:	Manager

GLOBAL INFRASTRUCTURE GP II, L.P.
By: Global Infrastructure Investors II, LLC, its general partner

By:	/s/ Gregg Myers
Name:	Gregg Myers
Title:	Chief Financial Officer

GLOBAL INFRASTRUCTURE INVESTORS II, LLC

By:	/s/ Gregg Myers
Name:	Gregg Myers
Title:	Chief Financial Officer